YUKON-NEVADA GOLD CORP. ANNOUNCES ISSUANCE OF
INDUCEMENT WARRANTS

Vancouver, BC – September 29, 2009 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) Robert F. Baldock, the President of Yukon-Nevada Gold Corp. (the "Company"), announces the Company proposes to raise additional working capital by inducing the subscribers to its private placement which closed in two tranches in August 2009 to exercise, well before their expiry date, up to an aggregate of 41,050,000 warrants (the “Existing Warrants”). The Existing Warrants have an expiry date of February 6 and 31, 2011 and have an exercise price of $0.125 per share. If a participant elects to exercise an Existing Warrant, the Company would issue to that participant an inducement warrant (the “Inducement Warrant”), in the same number of shares as the Existing Warrant exercised by the participant. The Inducement Warrant would be exercisable at a price of $0.128 per share on or before 30 months from the date of grant. The participants only have until September 30, 2009 to exercise Existing Warrants in order to qualify for Inducement Warrants. In accordance with Section 604(d) of the TSX Company Manual, one condition for the acceptance of the transaction by the TSX is that the Company obtain disinterested shareholder approval of the issuance of the Inducement Warrants, which will be acquired by written consents. Votes attaching to the shares held by holders of the Existing Warrants will not be included for the purposes of obtaining such shareholder approval. Up to 41,050,000 Inducement Warrants will be issued which represents 10.97% of the Company’s current issued and outstanding share capital. Based on discussions with holders of Existing Warrants only 10,000,000 Inducements Warrants will be issued.

109,915,205 shares will be excluded from the vote, representing the total shares held by the holders of Existing Warrants.

Closing of the above transaction is subject to acceptance by disinterested shareholders of the Company and the TSX.

One insider, Sprott Asset Management Inc. as portfolio manager for various funds (collectively, Sprott”), which hold an aggregate of 53,475,062 shares of the Company, will be entitled to participate in the issuance of Inducement Warrants. Upon exercise of its 10,000,000 Existing Warrants, Sprott will hold an aggregate of 63,475,062 common shares, 10,000,000 Inducement Warrants and 555,000 warrants (the “Warrants”). The maximum number of Shares to be issued to Sprott upon exercise of the Inducement Warrants, would be 10,000,000 Shares, being 2.67% of the Company’s current issued and outstanding Shares or 2.60% of the Company’s then issued share capital. Upon completion of the exercise of its Existing Warrants, Sprott would then hold, including currently held Shares, 16.09% of the Company’s issued share capital. Upon exercise of the Inducement Warrants and the Warrants, Sprott would then hold 74,030,062 shares, being 18.76% of the Company’s then issued and outstanding share capital.

In accordance with securities legislation currently in effect, the Inducement Warrants and the Inducement Warrant Shares will be subject to “hold period” of four months plus one day from the date of issuance of the aforesaid securities.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jeanny So
Investor Relations Manager	Director of Operations
Tel: (604) 688-9427 ext 224	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.